Certain information has been excluded from this exhibit because (i) it is not material and (ii) would be competitively harmful if publicly disclosed.

Schedule B Fee Schedule

This Schedule B is part of the ETF Distribution Agreement effective June 30, 2023 (the “Agreement”) by and between Texas Capital Funds Trust (the “Trust”) and Northern Lights Distributors, LLC (“Distributor”). This Fee Schedule replaces any existing fee schedule with respect to the Fund(s) identified herein.

Fund(s)
Texas Capital Texas Equity Index ETF
Texas Capital Texas Oil Index ETF
Texas Capital Texas Small Cap Equity Index ETF

Each of the above referenced funds a “Fund” and collectively, the “Funds”.

Service Fees:

Texas Capital Bank Wealth Management Services, Inc., doing business as Texas Capital Bank Private Wealth Advisors (the “Adviser”) shall pay the Distributor service fees pursuant to the schedule set forth below.

[REDACTED]

* Solely for purposes of determining the base annual fee, the number of Funds in the Trust shall include the Funds listed on this Schedule B and the Funds listed on Schedule A of that certain Distribution Agreement dated September 29, 2023 by and between Distributor, the Trust, and the Adviser.

For any annual fees provided herein, fees for partial months or years shall be prorated.

Schedule B | Page 1

Advertising Review Fees:

The Adviser shall pay to the Distributor a fee for advertising submission per the schedule listed below:

[REDACTED]

All service fees outlined above are payable monthly in arrears.

[REDACTED]

Reimbursable Expenses:

[REDACTED]

In the event the fees authorized by the Funds for payment to Distributor are insufficient to cover the fees due to Distributor for its services provided hereunder, the Adviser agrees to pay Distributor the remaining balance of any fees due and payable to Distributor according to this fee schedule within 15 days of request.

Signatures are located on the next page.

Schedule B | Page 2

IN WITNESS WHEREOF, the parties hereto have executed this Schedule B to the ETF Distribution Agreement effective this September 29, 2023.

TEXAS CAPITAL FUNDS TRUST	NORTHERN LIGHTS DISTRIBUTORS, LLC
(for the above referenced Fund(s))

By: /s/ Edward Rosenberg	By: /s/ Kevin Guerette
Name: Edward Rosenberg	Name: Kevin Guerette
Title: President	Title: President

Schedule B | Page 3

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) Distributor expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) Distributor’s business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any Distributor employees who are involved in the procurement of the services under the Agreement then Distributor may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of Distributor for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to Distributor in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Texas Capital Bank Wealth Management Services, Inc., doing business as Texas Capital Bank Private Wealth Advisors

2000 McKinney Avenue, Suite 1800

Dallas, TX 75201

By: /s/ Daniel Heid

Name: Daniel Heid

Title: Managing Director, Director of Procurement

Schedule B | Page 4